Exhibit 4.8

EXECUTION VERSION

Dated 23 December 2025

WARRANT AGREEMENT

relating to

the issue of warrants entitling the holder(s)

to subscribe for shares in the capital of

IQM FINLAND OY

EXECUTION VERSION

THIS WARRANT AGREEMENT is executed and entered into on 23 December 2025 (this “agreement”)

BY AND AMONG:

IQM FINLAND OY, a company incorporated in Finland under business identity code 2912625-6 whose registered office is at Keilaranta 19, 02150 Espoo, Finland (the “Company”); and

KREOS CAPITAL VII AGGREGATOR SCSP, a company incorporated in Luxembourg under registration number B264706 whose registered office is at 22, Rue des Bruyères, Howald, L-1274, Luxembourg.

BACKGROUND:

A.

The Company, by a resolution of its board of directors, has agreed to grant and issue Warrants (as defined below) to subscribe for Warrant Shares (as defined below) on the terms and conditions set out in this agreement and the Option Terms, subject to adjustment as set forth in this agreement and the Option Terms.

B.

The requisite number of Shareholders (as defined below) have irrevocably authorised and waived all pre-emption rights conferred on them (whether by the Companies Act (as defined below), the Articles (as defined below) or otherwise) in relation to the grant and issue of the Warrants and the allotment and issue of the Warrant Shares pursuant to this agreement.

IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement the following words and expressions shall (unless the context requires otherwise) have the following meanings:

“Adjustment Notice” has the meaning given in clause 11.2.1;

“Adjustment Event” means any or all of the following, at any time, or by reference to any record date, when any Subscription Rights remain unexercised:

(a)	any issue of Shares by way of capitalisation of profits or reserves to holders of Shares (share dividend);

(b)	any issue of Shares at a price less than the Subscription Price;

(c)	any sub-division or consolidation of Shares; and

(d)	any cancellation, redemption, bonus issue or purchase of Shares or any reduction or repayment or other return of share capital or reserves;

but in each case excluding any Exempted Issue.

“Affiliates” means in respect of a company, any business entity from time to time directly or indirectly controlling, controlled by, or under common control with, a shareholder of such a company;

“Aggregate Cash Settlement Value” means the product of: (i) the total number of Warrant Shares the Warrantholder would otherwise have been entitled to subscribe for pursuant to the exercise of all remaining Subscription Rights; and (ii) the value per Warrant Share as calculated based on: (x) the Fair Market Value immediately upon the occurrence or following the relevant Cash Settlement Event; or (y) in the case of the No Value Cash Settlement Events, the higher of Fair Market Value and the value per Warrant Share by reference to the Fair Market Value immediately following the most recent financing round by the Company involving the sale or issuance by the Company of additional equity, options, convertible securities or equivalent equity instruments (but without taking into consideration any Exempted Issuance (other than the issuance of Series B Shares pursuant to the Investment Agreement));

EXECUTION VERSION

“Aggregate Subscription Price” has the meaning given in clause 6.2.2.1;

“Allotted Shares” has the meaning given in clause 7.1.1;

“Anti-Corruption Laws” means the UK Bribery Act 2010, the US Foreign Corrupt Practices Act 1977 and/or any other applicable law or other similar legislation in other jurisdictions which prohibits the conferring of any gift, payment, or other benefit in each case as amended, re-enacted, consolidated or replaced;

“Anti-Money Laundering Laws” means any and all laws applicable to the Company or any other Group Company from time to time concerning or relating to terrorism financing or money laundering;

“Articles” means the articles of association of the Company as may be amended or replaced from time to time;

“Asset Sale” means a sale or exclusive license of more than 50% of the assets of the Company (based on the then-current market value of the Company’s assets);

“Auditors” means the Company’s auditors from time to time;

“Business Day” means a day (which for these purposes ends at 5.30pm) on which banks are open for commercial business in the City of London, United Kingdom and in Helsinki, Finland other than a Saturday or Sunday;

“Buyer” has the meaning given in clause 14.1;

“Cash Settlement Event” means the occurrence of any one of the following events while the Warrantholder has not fully exercised its Subscription Rights:

(a)	a Change of Control;

(b)	an IPO;

(c)	the imposition of Sanctions on the Company or any of its subsidiaries, Affiliates, directors or officers;

(d)

the impairment of, or increased difficulty in conducting, the Warrantholder’s ability to exercise the Warrant, including as a result of the operation of pre-emption rights or any acts of the Company including, but not limited to, such acts described in clause 22; or

(e)	the failure of the Company to comply with clause 5.3;

“Cash Settlement Event Notice” has the meaning given in clause 15.2;

“Cash Settlement Event Payment” has the meaning given in clause 15.1;

“Change of Control” has the meaning given in the Loan Agreement;

“Companies Act” means the Finnish Limited Liability Companies Act (624/2006, as amended);

EXECUTION VERSION

“Competitor” means any Person which is or is actively preparing or contemplating to be, either directly or indirectly through its Affiliates, in a business that is, in the discretion of the Directors (acting reasonably and in good faith), competing to a material extent with the main business of the Company, including specifically those entities listed in Schedule 6;

“Completion Date” has the meaning given in clause 7.2;

“Conditions” means the terms and conditions set out in Schedule 2 (subject to any alterations made in accordance with the provisions of this agreement);

“Consent” means the consent in writing of the Warrantholder and the Company;

“Designated Jurisdiction” means, at any time, any country, region or territory which is itself the subject or target of any Sanctions (which shall include, without limitation, as at the date of this Loan Agreement Cuba, Iran, North Korea, Sudan, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and Luhansk People’s Republic) broadly restricting or prohibiting dealings in or involving such country or territory;

“Directors” means the board of directors of the Company for the time being and a “Director” shall mean any one of them;

“Exempted Issue” means:

(a)	any issuance of Shares constituting an “Exempted Issuance” pursuant to and as defined in the Shareholders’ Agreement under limbs (ii) to (vi) thereunder;

(b)	any conversion of Preferred Shares into Common Shares (in each case as defined in the Shareholders’ Agreement) pursuant to the Shareholders’ Agreement;

(c)	any issuance of Shares to employees or other stakeholders of the Company pursuant to an employment share issue program;

(d)	any conversion of existing options, warrants or convertible notes into Shares; and

(e)

carrying out, on one occasion only, a secondary transaction involving (i) the purchase from the holders of Common Shares of up to 5% of all issued and outstanding Common Shares; and (ii) subsequently converting such Common Shares into Series B Shares (including by way of the Company acquiring such Common Shares and issuing new Series B Shares to new or existing investors).

“Exercise Date” means the date of delivery to the registered office of the Company of the items specified in clause 6.2 (and the date of such delivery shall be the date on which such items are received at the Company’s registered office);

“Exercise Notice” means the notice addressed to the Directors by the Warrantholder exercising its Subscription Rights in the form, or substantially in the form, set out in Schedule 1;

“Exit Event” means a Share Sale, Asset Sale or an IPO;

“Exit Notification” means a notice from the Company to the Warrantholder, informing them of an Exit Event, or an anticipated Exit Event, and containing:

(a)	details of the nature of the Exit Event, or anticipated Exit Event (in each case as reasonably known at the time);

(b)	the anticipated earliest date on which such Exit Event could occur;

EXECUTION VERSION

(c)

the anticipated Fully Diluted Share Capital of the Company immediately prior to such Exit Event, the anticipated number and class of Warrant Shares to be issued in relation to the relevant Warrantholder if all remaining Subscription Rights are exercised in full, and the anticipated Aggregate Subscription Price payable by such Warrantholder to exercise such rights; and

(d)	all other information available to the Company which is or might be material to the Warrantholder for the purposes of deciding whether or not (and if so when) to exercise their Subscription Rights;

“Fair Market Value” means:

(a)

if a Cash Settlement Event occurs due to an IPO or the Subscription Rights are exercised in connection with an IPO, and the admission of Shares relating to such IPO to trading has become effective, then the fair market value per Warrant Share shall be the initial “price per share” specified in the final prospectus, listing particulars or circular (or equivalent) published in connection with the IPO;

(b)

if the Subscription Rights are exercised in connection with a Share Sale or an Asset Sale, the fair market value per Warrant Share shall be the price offered for such Shares or the be distributed to holders of such Shares in connection with and/or following the Exit Event (subject always to the provisions of the Articles, the Shareholders’ Agreement and/or any other document relevant to amounts payable in respect of a Warrant Share), provided that in the case of a Non-Cash Exit Event, the fair market value per Warrant Share shall be the Fair Price;

(c)

if a Cash Settlement Event (other than an IPO) occurs, or if the Subscription Rights are exercised after an IPO having occurred, and not in connection with an IPO, and the Shares are traded on a Regulated Market, the fair market value per Warrant Share shall be the average of the middle market quotations of the such Shares over a 10 day period ending three days before the date the current fair market value of the Warrant Shares is being determined;

(d)

if a Cash Settlement Event (other than an IPO) occurs, or if the Subscription Rights are exercised, prior to or after an IPO having occurred, and Shares are not listed on any Regulated Market, the fair market value per Warrant Share shall be the Fair Price;

“Fair Price” means unless otherwise agreed by the Directors and the Warrantholder prior to service of the Exercise Notice, the price per Warrant Share which an internationally recognized accountancy firm appointed by the Company (the “Expert”) shall certify to be in his opinion a fair price for a Warrant Share. In arriving at his opinion the Expert will value the Warrant Shares as at the date of the Exercise Notice on the basis and the assumption that the Company operates as a going concern, the Warrant Shares are the subject of an arm’s-length sale between a willing seller and a willing buyer (taking into account any impending Exit Event) without any discount being attributable to the percentage of the issued share capital of the Company which the Warrant Shares represent, subject always to the provisions of the Articles, the Shareholders’ Agreement and/or any other document relevant to amounts payable in respect of a Warrant Share. The decision of the Expert as to the fair price for a Warrant Share shall be determined by the Expert within 20 Business Days of the date of the Exercise Notice (and in all case, prior to the Final Date) and, save in the case of manifest error, be final and binding on the Company and the relevant Warrantholder and the Expert’s costs shall be borne by the Company;

“Final Date” means, subject to clause 5.2, the earlier of: (i) ten (10) years from the date of this agreement; or (ii) five (5) years from the effective date of the Company’s IPO; or (iii) the acceptance by the Shareholders of a third-party bona fide offer on arm’s length terms for all outstanding Shares (excluding a SPAC Transaction) for cash consideration;

EXECUTION VERSION

“Founders” has the meaning set out in the Shareholders’ Agreement (as at the date of this agreement);

“Founding Shareholders” has the meaning set out in the Shareholders’ Agreement (as at the date of this agreement);

“Fully Diluted Share Capital” means at any time the number of Shares which the Company would have issued and outstanding at the relevant time if: (a) all the outstanding Warrants had been exercised in full; and (b) all Shares which the Company has agreed to create or issue and all Shares capable of being issued by the Company pursuant to all outstanding options, warrants, or rights to subscribe for Shares or securities convertible into Shares had been issued;

“Future Round” means any round of equity financing (including, but not limited to, by way of conversion of indebtedness (“Convertible Debt”)) by the Company after the date of this agreement;

“Group” means: (i) the Company and its subsidiaries (if any); (ii) any holding company of the Company; and (iii) any subsidiaries of such holding companies from time to time and “Group Company” means any member of the Group;

“Investment Agreement” has the meaning set forth in the Shareholders’ Agreement;

“IPO” means (i) the admission of any Shares of the Company to trading on any Regulated Market, whether effected through an initial public offering or a direct listing, or (ii) all or part of the Shares, or any shares in the relevant special purpose acquisition company or receiving company, as applicable, becoming publicly traded on any Regulated Market as a result of a business combination involving a special purpose acquisition company, or a merger or other transaction with a bona fide third party;

“Liquid Securities” means securities in the acquiring entity traded on a Regulated Market where the Warrantholder (were it to receive such securities on completion of the Exit Event having exercised its Subscription Rights) would not be subject to any restrictions on re-sale of such securities, following any temporary lock-up restrictions placed on such securities for orderly market reasons;

“Loan Agreement” means the loan agreement dated the same date as this instrument, between the Company and Kreos Capital VII (UK) Limited (as may be amended from time to time in accordance with its terms);

“Lowest Price Paid” means the lowest effective subscription price paid or to be paid for a Share of the same share class as the Warrant Shares (or for a Share which is to be converted, redesignated or reclassified as a Share of the same class as the Warrant Shares) in connection with an equity financing round involving the issuance or the transfer by the Company of such type of Shares (but, for the avoidance of doubt, not in connection with any other issuances or transfers of Shares or in connection with an Exempted Issue), as equitably adjusted for any share split, share consolidation or similar arrangement or adjustment and taking into account any effective discounts on price in connection with such equity financing round, including those arising (i) as a result of a blended price due to the purchase by the Shareholder of a mixture of primary and secondary Shares as part of terms governing such equity financing round (in which case the “Lowest Price Paid” shall be determined based on such blended price), it however being understood that any effective discount resulting from the purchase of Shares from Founders or Founding Shareholders as part of a secondary transaction in connection with such financing round shall not be taken into account; (ii) as a result of a Shareholder paying differing prices for a Share in sub-rounds or tranches of a Future Round (in which case the “Lowest Price Paid” shall be determined based on the applicable blended price of such sub-rounds or tranches); and/or (iii) on the conversion or cancellation of indebtedness and/or interest thereon – see Schedule 4 for an example of the calculation of the Lowest Price Paid upon conversion of indebtedness;

EXECUTION VERSION

“Minimum Value” means €5,000,000;

“New Holding Company” has the meaning given in clause 18.1;

“New Shares” has the meaning given in clause 18.1;

“No Value Cash Settlement Events” means the Cash Settlement Events set out in limbs (c) and (d) of the definition of Cash Settlement Events;

“Non-Cash Exit Event” has the meaning given in clause 14.1;

“Old Shares” has the meaning given in clause 18.1;

“Option Terms” means the terms and conditions in respect of the Subscription Rights set out in Schedule 5 (Option Terms) as approved by the Shareholders and to be registered with the Trade Register maintained by the Finnish Patent and Registration Office, in accordance with the Companies Act;

“Pay to Play” means any provisions in the Articles and/or otherwise introduced in connection with a Future Round whereby a holder of Shares is required to participate in a future equity financing of the Company and, if it does not, it will lose certain privileges attached to its Shares;

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, governmental body or other entity.

“Register” has the meaning given in Schedule 2;

“Regulated Market” means any regulated market or multilateral trading facility;

“Sanctioned Person” means, at any time, any person, organisation or vessel that is: (i) listed on a Sanctions List; (ii) a government of a Designated Jurisdiction; (iii) an agency or instrumentality of, or an entity directly or indirectly owned or controlled by, a government of a Designated Jurisdiction; (iv) located, organised, operating from, incorporated or resident in a Designated Jurisdiction; (v) any person owned or controlled by any such person or persons described in (i) - (iv) above; or (vi) otherwise a target of any Sanctions, or is acting on behalf of any of the persons listed in paragraphs (i) - (v) above, for the purposes of evading or avoiding, or having the intended effect of or intending to evade or avoid, or facilitating the evasion or avoidance of, any Sanctions;

“Sanctions” means all economic or financial sanctions, regulations, sectoral sanctions, secondary sanctions, trade embargoes or other restrictive measures enacted, implemented, imposed, administered or enforced from time to time by any Sanctions Authority;

“Sanctions Authority” means any agency or person which is duly appointed, empowered or authorised to enact, administer, implement and/or enforce Sanctions, including (without limitation): (i) the United Nations Security Council; (ii) the European Union or any of its member states; (iii) the United States government, including the United States Department of the Treasury (including the Office of Foreign Assets Control), the United States Department of State and the United States Department of Commerce; and (iv) the United Kingdom government, including HM Treasury, the Foreign, Commonwealth and Development Office and the Department for Business, Energy & Industrial Strategy, including, in each case, any successor, replacement or other governmental institution or agency of the foregoing;

EXECUTION VERSION

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the EU Consolidated List of Financial Sanctions Targets, the Consolidated List of Financial Sanctions Targets issued by HM Treasury, or any similar list issued or maintained and made public by any Sanctions Authority each as amended, supplemented and/or substituted from time to time;

“Series B Shares” has the meaning set out in the Shareholders’ Agreement;

“Share Sale” means (i) a sale to a third party of more than 50% of the Shares and votes of the Company; (ii) a sale to an existing Shareholder of Shares as a result of which such Shareholder holds more than 50% of the Shares and votes of the Company; or (iii) a merger, reorganization or consolidation or other transaction subsequent to which the Shareholders of the Company at such time will, as a result of such transaction, possess less than fifty percent (50%) of the Shares and votes of the surviving or new entity “Shareholder” means a registered holder of issued Shares;

“Shareholders’ Agreement” means the third amended and restated shareholders’ agreement relating to the Company dated 11 March 2025 (as may be amended and/or restated and/or replaced from time to time);

“Shares” means any and all shares (or options, warrants or other rights to subscribe for such shares) in the capital of the Company;

“SPAC Transaction” means a Share Sale to a special purpose acquisition company (or similar) that has undertaken a public offering or its subsidiary;

“Subscription Price” means, subject to clauses 11, 13.1.9 and 14, the subscription price for a Warrant Share, being an amount equal to:

(a)	if the Warrant Shares are Series B Shares, the Series B Share Price (as defined in the Shareholders’ Agreement as at the date of this agreement);

(b)	if the Warrant Shares are Future Round Shares, an amount per Warrant Share equal to the Lowest Price Paid for such Future Round Shares; or

(c)

if the Warrant Shares are another class or series of Share in accordance with sub-paragraph (b) of the definition of “Warrant Shares”, an amount per Warrant Share equal to the relevant price per share in sub-paragraph (a) or (b) of this definition as adjusted (to the extent required) so as to put the Warrantholder into the same economic position as it would have been prior to the conversion of the Shares;

“Subscription Rights” means the rights of the Warrantholder to subscribe for Warrant Shares under clause 2.1;

“Superior Shares” has the meaning given in clause 11.5;

“Warrantholder” means Kreos Capital VII Aggregator SCSp and/or a person to whom Warrants have been validly transferred in accordance with the terms of this agreement and who is (or is entitled to be) registered as a holder of a Warrant from time to time, as prima facie evidenced by the Register;

“Warrants” means the warrants of the Company constituted by this instrument and all rights conferred by it (including the Subscription Rights);

EXECUTION VERSION

“Warrant Shares” means:

(a)	if the Subscription Rights are exercised prior to an IPO, at the election of the Warrantholder, either:

(i)	the Series B Shares; or

(ii)	the class and series of Shares issued in any Future Round (“Future Round Shares”); or

(b)

if the Subscription Rights are exercised on or after an IPO, the class and series of Shares into which the relevant class and series of Shares which the Warrantholder would have elected pursuant to (a) above converted in connection with the IPO (whether by way of redesignation or otherwise) in accordance with the Articles or any Shareholders’ Agreement or any other agreement relating to the Company, in each case, the number of Warrant Shares being calculated in accordance with clause 3; and

“Warrant Value” means either:

(a)	the difference between: (a) the Fair Market Value; and (b) the Subscription Price; or

(b)	in the event of exercise of the Subscription Rights by the Warrantholder in accordance with clause 6.3.2, the Fair Market Value.

1.2	In this agreement, unless the context otherwise requires:

1.2.1	words and expressions defined in the Companies Act or the Articles shall have the same meanings in this agreement (unless otherwise expressly defined or provided otherwise in this agreement);

1.2.2	headings are used for convenience only and shall be ignored in interpreting this agreement;

1.2.3	reference to a clause or Schedule is a reference to a clause of, or schedule to, this agreement;

1.2.4

reference to (or to any specific provision of) this agreement or any other document or agreement shall be construed as a reference to this agreement, that provision or that document or agreement as in force for the time being and as amended from time to time in accordance with its terms and sanctioned by Consent (where Consent is required by the terms of this agreement as a condition to such amendment being made);

1.2.5

reference to any gender includes all genders, references to the singular includes the plural (and vice versa) and reference to persons includes bodies corporate, unincorporated associations and partnerships (whether or not any of the same have a separate legal personality);

1.2.6	reference to a statutory provision includes reference to:

1.2.6.1	the statute or statutory provision as modified or re-enacted from time to time; and

1.2.6.2	any subordinate legislation made under the statutory provision (as modified or re-enacted as set out in clause 1.2.6.1 above);

1.2.7

references to statutory obligations include obligations arising under articles of the Treaty establishing the European Community, and regulations, directives and decisions of the European Union as well as United Kingdom Acts of Parliament and subordinate legislation;

EXECUTION VERSION

1.2.8

where an expression in this agreement has the same meaning as in the Loan Agreement, any reference in such meaning to another defined term in the Loan Agreement shall be deemed to be included as a defined term in this agreement; and

1.2.9

any words following the terms “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.3

Unless otherwise specifically provided in this agreement or otherwise with Consent, where any notice, resolution or document is required by this agreement to be sent or otherwise provided by the Company to the Warrantholder, the sending or provision by email (served in accordance with paragraphs 11 and 12 of Schedule 2) shall suffice.

1.4	This agreement incorporates the schedules to it.

1.5	“€” is the single currency unit provided for in Council Regulation (EC) No. 974/98 of 8 May 1998.

2.	CONSTITUTION AND FORM OF WARRANTS

2.1

The Warrants in aggregate give the Warrantholder the right, upon the terms and subject to the conditions set forth in this agreement, to subscribe in cash (subject to clause 6.3) at a price per Warrant Share equal to the Subscription Price for such number of Warrant Shares calculated in accordance with clause 3.

2.2

The Warrantholder shall be entitled to subscribe in cash (subject to clause 6.3) at the Subscription Price for that number of Warrant Shares in respect of which it is entitled to be recorded as the holder in the Register on the terms set out in this agreement.

2.3	The Warrants shall be in registered form in accordance with the Option Terms.

2.4

The Warrants are issued subject to the Articles and the Option Terms and otherwise on the terms of this agreement (including the Conditions). Should there be any discrepancy between the Option Terms and the terms of this agreement, the terms of this agreement shall prevail.

2.5

The Company agrees with the Warrantholder and, in consideration of being issued the Warrants, the Warrantholder agrees with the Company that the Articles (insofar as they relate to the Warrants), the Option Terms and the terms of this agreement shall be binding upon the Company and the Warrantholder and all persons claiming through or under either of them.

3.	CALCULATION OF NUMBER OF WARRANT SHARES

3.1

At the date of this agreement, the Company hereby grants and issues Warrants over such number of Warrant Shares as is calculated by dividing €5,000,000 by the Subscription Price (subject to adjustment as set forth herein), rounded to the nearest whole share.

3.2

If the Warrantholder exercises all of its Subscription Rights in connection with an Exit Event and the aggregate Warrant Value for all the Allotted Shares is lower than the Minimum Value, at the election of the Warrantholder (in its sole discretion):

3.2.1

the number of Allotted Shares shall be increased, pro rata to the number of Warrants they hold, (with no additional payment being required from the Warrantholder) by such amount as shall be required in order for the aggregate Warrant Value for all the Allotted Shares to be equal to the Minimum Value (rounding down to the nearest whole number of Allotted Shares); or

EXECUTION VERSION

3.2.2

the Company shall pay promptly to the Warrantholder, in cash, pro rata to the number of Warrants they hold, an amount equal to the Minimum Value minus the aggregate Warrant Value for all the Allotted Shares.

4.	NO CERTIFICATES

No certificates shall be issued for the Warrants or for any Warrant Shares.

5.	TIMING FOR EXERCISE OF SUBSCRIPTION RIGHTS

5.1	Subject to clause 5.2, the Subscription Rights may be exercised at any time without condition prior to the Final Date and shall be exercised in accordance with clause 6.

5.2

Except where the Final Date is to occur as a result of the occurrence of an Exit Event (in which case the provisions of clause 5.3 shall apply), the Company undertakes to serve the Warrantholder with notice of the Final Date not less than 21 days prior to the Final Date. If the Company fails to serve such notice not less than 21 days prior to the Final Date, then the Final Date shall be deemed to be extended so that the Warrantholder shall always have 21 days from the date of service of the notice to exercise the Subscription Rights.

5.3

The Company undertakes to send to the Warrantholder an Exit Notification not less than 21 days prior to the expected date of an Exit Event, or, if the Company does not become aware of an Exit Event until a time which is less than 21 days prior to the expected date of the Exit Event, as soon as possible after becoming aware of the same but in any event no later than 15 days prior to the expected date of the Exit Event.

5.4

The Company undertakes to keep the Warrantholder reasonably informed of any changes or other circumstances material to the Warrantholder (as determined by the Directors acting reasonably and in good faith) in relation to the Exit Event.

6.	EXERCISE OF SUBSCRIPTION RIGHTS

6.1	The Subscription Rights may be exercised in whole or in part.

6.2	In order to exercise its Subscription Rights validly, a Warrantholder must deliver the following items to the registered office of the Company:

6.2.1	the Exercise Notice in respect of the Subscription Rights which are being exercised duly completed;

6.2.2	if payment is satisfied in accordance with:

6.2.2.1

clause 6.3.1, the electronic transfer of immediately available funds to a bank account of the Company (notified by the Company to the Warrantholder prior to exercise of the relevant Subscription Rights) of the aggregate Subscription Price for the Warrant Shares in respect of the Subscription Rights which are being exercised (the “Aggregate Subscription Price”); or

EXECUTION VERSION

6.2.2.2	clause 6.3.2, another proof of payment of the Aggregate Subscription Price in respect of the Subscription Rights which are being exercised approved by the Company and the Auditors; or

6.2.2.3	clause 6.3.3, the Warrantholder notifying the Company that it wishes to satisfy the Aggregate Subscription Price by electing to receive a reduced number of Warrant Shares;

6.2.3

unless the Company and the Warrantholder agree otherwise or unless the Warrantholder is already a party to the Shareholders’ Agreement then in effect, an executed adherence agreement to the Shareholders’ Agreement whereby the Warrantholder adheres thereto in its capacity as a Shareholder, in the form set out in therein, provided that the Warrantholder shall not be required to be bound by the Shareholders’ Agreement as a party to the extent that the terms of the Shareholders’ Agreement are varied between the date of this agreement and the date it is adheres to the Shareholders’ Agreement, in such a way as to (a) adversely affect the rights of the Warrantholder under this agreement to the extent they subsist following the exercise of the Subscription Rights, or the rights of the Warrant Shares; and/or (b) place obligations on the Warrantholder pursuant to the Shareholders’ Agreement that are more onerous than the obligations of such holders of Shares of the same class as the Warrant Shares; and

6.2.4

the name and address of the person to whom the Warrant Shares arising on exercise of Subscription Rights are to be issued (being the Warrantholder, its nominee or trustee, but excluding a Competitor, a Sanctioned Person or a Distressed Debt Acquirer).

6.3	The Subscription Price for each of the Warrant Shares shall, at the absolute discretion of the Warrantholder, be satisfied by any of the following:

6.3.1

the payment by electronic transfer to a bank account of the Company notified by the Company to the Warrantholder prior to exercise of the relevant Subscription Price of the Aggregate Subscription Price; or

6.3.2	such method of payment of the Aggregate Subscription Price in respect of the Subscription Rights which are being exercised as may be approved by the Company and the Auditors; or

6.3.3

in lieu of the requirement to make a cash payment in respect of the Aggregate Subscription Price for the Warrant Shares, the Warrantholder may, subject to approval by the Auditor, in respect of all of the Warrant Shares in relation to which the Subscription Rights are being exercised elect instead to receive a reduced number of Warrant Shares and by doing so waive its right to the balance of the Warrant Shares to which it would otherwise be entitled. The Company agrees and acknowledges that the reduced number of Warrant Shares to be issued to the Warrantholder shall be issued (without any payment being required from the Warrantholder other than the payment of the aggregate nominal value of such reduced number of Warrant Shares) as fully paid up at the Subscription Price (subject to clause 7.4), and not at the nominal value of a Warrant Share. The reduced number of Warrant Shares the Warrantholder will receive, in accordance with this clause 6.3.3, shall be determined as follows:

X = (Y*(A-B))/A-N

where:

X = the reduced number of Warrant Shares to be issued to the Warrantholder

EXECUTION VERSION

Y = the number of Warrant Shares with respect to which the Warrant is being exercised by the Warrantholder

A = the Fair Market Value of one Warrant Share

B = the Subscription Price

N = nominal value of a Warrant Share, (if any and always (subject to clause 11))

6.4	The Exercise Notice delivered pursuant to clause 6.2.1 shall be either conditional upon only the occurrence of an Exit Event or unconditional.

6.5

Delivery of the items specified in clause 6.2 to the Company shall, unless the Company expressly consents otherwise, be an irrevocable election by the Warrantholder to exercise the relevant Subscription Rights except that in the case of a conditional Exercise Notice:

6.5.1

if the Exit Event does not occur in the manner and/or within the time period upon which the Exercise Notice is expressed to be conditional, such Exercise Notice may be cancelled by the Warrantholder; and

6.5.2	if the Exit Event does not occur within 90 days after the date of the Exercise Notice, such Exercise Notice may be cancelled by the Warrantholder.

6.6

The cancellation of an Exercise Notice in accordance with clause 6.5 shall be without prejudice to the relevant Warrantholder’s Subscription Rights, which will remain in full force and will be available for subsequent exercise by the Warrantholder in accordance with the provisions of this agreement.

6.7

If an Exercise Notice is cancelled no such allotment as is referred to in clause 7.1 shall take place and the Company will immediately return to the relevant Warrantholder any remittance originally submitted. A subsequent unconditional exercise of the Subscription Rights shall be deemed to override and supersede any such conditional exercise.

7.	COMPLETION

7.1	Following a valid exercise of Subscription Rights by a Warrantholder, the Company shall in accordance with clause 7.2:

7.1.1

without undue delay allot and issue to the Warrantholder (or to its nominee or trustee at the direction of the Warrantholder) the Warrant Shares to which the Warrantholder is entitled by exercising the Subscription Rights (“Allotted Shares”);

7.1.2	without undue delay file for registration of the Allotted Shares with the Finnish trade register;

7.1.3

without delay following registration in accordance with clause 7.1.2, enter, or in the case of an exercise of Subscription Rights on or following an IPO, procure that the Company’s registrars enter, the Warrantholder’s name (or its nominee’s or trustee’s name, as appropriate) in the register of the Company as the holder of the Allotted Shares; and;

7.1.4

in the case of an exercise of Subscription Rights on or following an IPO, apply to the relevant regulatory body administering the relevant Regulated Market on which the Shares are traded for the admission to trading on such exchange of the Allotted Shares and use all reasonable endeavours to procure that admission occurs within 10 Business Days following allotment and issue of the Allotted Shares.

EXECUTION VERSION

7.2	The obligations of the Company under clause 7.1.1 shall be fulfilled on the following date (“Completion Date”):

7.2.1	in the case of Subscription Rights expressed to be conditional on the occurrence of an Exit Event, on the date of but immediately prior to the occurrence of the Exit Event; and

7.2.2

in any other case, the date agreed between the Warrantholder and the Company, being a date within seven days after the Exercise Notice is lodged at the registered office of the Company and, except where the exercise of Subscription Rights has been made in accordance with clause 6.3.2, payment of the Aggregate Subscription Price has been duly made.

7.3	The Allotted Shares shall:

7.3.1	subject to clause 7.4, be allotted and issued fully paid up in an amount equal to the Subscription Price;

7.3.2	rank pari passu with the fully paid other Shares of the same class as the Warrant Shares then in issue;

7.3.3

rank for any dividend or other distribution which has previously been announced or declared if the date by which the holder of Warrant Shares must be registered to participate in such dividend or other distribution is after the Exercise Date pursuant to which the Subscription Rights have been exercised; and

7.3.4	be free from all claims, liens, charges, encumbrances, equities and third-party rights including pre-emption rights except for restrictions set out in the Articles or the Shareholders’ Agreement.

7.4

The amount paid up or credited as paid up on an Allotted Share for the purposes of the Shareholders’ Agreement, the Articles and/or otherwise (including, but not limited to calculating the proceeds of any distribution (and any preference thereon) or other payment rights attaching to each Allotted Share on an Exit Event shall be deemed to be the highest price paid for a Share of the same class as an Allotted Share and the Company irrevocably undertakes to procure that any payment or distribution to be made to a Warrantholder in respect of his Allotted Shares which is based on or calculated by reference to the amount paid up or credited as paid up on Shares of that class shall in respect of the Allotted Shares, be based on or calculated by reference to such higher price. The Company shall (and it will procure that all Shareholders (whether or not they become Shareholders before, at or after the date of this agreement) shall) take, consent to, vote for and raise no objections to any actions proposed by the board of Directors in connection with this clause 7.4 (including any Shareholder resolutions required in order to lawfully effect the actions proposed), and waive any applicable rights in connection with any such actions.

7.5

In the event that the Allotted Shares are entitled to a distribution or any other payment calculated by reference to the issue or allotment date of such Share, then the Company undertakes to procure that such payment or distribution to be made to the Warrantholder which is based on or calculated in such manner shall be based on or calculated by reference to the later of (i) the date of this agreement; and (ii) the date the class of Allotted Share was first issued or allotted, rather than the actual issue or allotment date of the Allotted Shares to the Warrantholder.

EXECUTION VERSION

8.	TRANSFER AND CONDITIONS OF WARRANTS

8.1

For as long as the Loan Agreement remains outstanding, prior to an IPO and subject to no Event of Default (as defined in the Loan Agreement) having occurred pursuant to the Loan Agreement, the Warrants and the rights and obligations in relation thereto may not be transferred in whole or in part by the Warrantholder to any person without the prior written consent of the Company. Notwithstanding the foregoing, if the Lender (as defined in the Loan Agreement) has assigned or transferred its rights, benefits or obligations to a third party in accordance with the Loan Agreement, the Warrantholder shall be entitled to simultaneously transfer the Warrants in whole (but not in part) to such third party, provided that the transfer or assignment by the Lender has been made in accordance with the terms of the Loan Agreement.

8.2

After the Loan Agreement no longer being outstanding, the Warrants may be transferred in whole (but not in part) by the Warrantholder to any person, provided however that prior to an IPO the Warrantholder shall not be entitled to transfer the Warrants (i) to any Competitor; (ii) to any Person who is a Sanctioned Person; or (iii) to any fund or financial institution which has as its investment strategy the acquisition of distressed debt for the purposes of actively managing that debt holding to obtain ownership of equity of the relevant borrower company (“Distressed Debt Acquirer”) except, in either case, in connection with an Asset Sale or Share Sale to such Competitor or Distressed Debt Acquirer.

8.3

The provisions of paragraphs 5 to 9 (inclusive) of Schedule 2 shall regulate any transfer of a Warrant. Any transfer of a Warrant made otherwise than in accordance with the agreement and these Conditions shall be void and have no effect.

9.	DRAG-ALONG

9.1

If the drag-along right set out in Section 5.4 (Drag-Along Right) of the Shareholders’ Agreement is triggered for “all the other holders of Equity Securities” (as set out in Section 5.4 (Drag-Along Right) of the Shareholders’ Agreement) in connection with a Trade Sale Offer (as defined in the Shareholders’ Agreement), then the Directors shall be entitled but only to the extent the Warrantholder will receive in cash for its Warrants an aggregate Drag Warrant Price (as defined below) of not less than the Minimum Value, to cause the Warrantholder to sell or transfer a corresponding portion of their Warrants to the relevant transferee simultaneously and, subject to clause 13.1.6, on the same or in all material aspects corresponding terms and conditions as the holders of the same class of Shares as the Warrant Shares (including sellers’ covenants, representations and warranties, indemnification obligations, escrow arrangement as well as purchase price holdbacks and adjustments) by delivering a written notice thereof to the Warrantholders. Such written notice shall include the same specifics as included in the Drag-Along Notice (as defined in the Shareholders’ Agreement) delivered to the holders of the same class of Shares as the Warrant Shares pursuant to the Shareholders’ Agreement.

9.2

The price to be received for each Warrant to be sold pursuant to this clause 9, subject to the Minimum Value requirement in respect of the aggregate Drag Warrant Price, shall be the same as the per share price to be received by holders of Shares of the same class of Shares as the Warrant Shares less the Subscription Price (the “Drag Warrant Price”).

9.3

Subject to clause 13.1.6, the obligations applicable to the holders of the same class of Shares as the Warrant Shares following a Drag-Along Notice pursuant to the Shareholders’ Agreement (including the obligation to take all necessary actions and execute all documents that are necessary for the transfer referred to in the Drag-Along Notice) shall apply to the Warrantholder mutatis mutandis.

EXECUTION VERSION

10.	MODIFICATION AND CESSATION OF RIGHTS

10.1	This agreement may be modified only with Consent.

10.2	This agreement ceases to have effect on the earlier of:

10.2.1	the date upon which all Subscription Rights have been exercised in full and all obligations of the Company pursuant to clause 7 have been complied with in full; and

10.2.2	the Final Date.

11.	ADJUSTMENT OF WARRANT

11.1	The number of Warrant Shares and/or the Subscription Price shall be adjusted to take into account any Adjustment Event on the terms set out in this clause 11.

11.2	The Company shall:

11.2.1

notify the Warrantholder in writing as soon as reasonably practicable after the relevant board of Directors or general meeting of Shareholders (whichever is the earliest) has resolved to consider or implement an Adjustment Event and, in any event, at least 10 Business Days prior to the date on which an Adjustment Event is to occur specifying the prospective date of the Adjustment Event and the proposed terms of it and any adjustments that need to be made (as determined by the Company (acting reasonably and in good faith) in accordance with clauses 11.3 or 11.4, as applicable) to the number of Warrant Shares and/or the Subscription Price as a result of or in connection with the Adjustment Event (the “Adjustment Notice”);

11.2.2

not proceed with or give effect to an Adjustment Event unless either (i) the Adjustment Event is sanctioned by prior Consent; or (ii) an adjustment in accordance with clause 11.1 is effected at the same time as the Adjustment Event provided that the Warrantholder shall be entitled, following receipt of the Adjustment Notice, to (i) agree in writing that no adjustment in accordance with this clause 11 shall be required; or (ii) require (acting reasonably and in good faith) the Company to procure that Auditors review the Adjustment Notice and confirm whether or not they agree with the adjustments set out therein and in the case of disagreement the number of Warrant Shares and/or the Subscription Price shall instead be adjusted in the manner determined by the Auditors.

11.3

In respect of each Adjustment Event other than an issue of Shares at a price less than the Subscription Price, the Company shall determine the adjustments to the number of Warrant Shares and/or the Subscription Price that are necessary in order that the Warrants shall, after such adjustment, entitle the Warrantholder on exercise to (i) in the case of limb (c) of the definition of Adjustment Event, receive the same percentage of the share capital of the Company in issue or capable of being issued following the implementation of the Adjustment Event and carrying the same proportion of votes exercisable at a general meeting of Shareholders, for the same aggregate price in each case as nearly as practicable, as would have been the case if no Adjustment Event was to occur; or (ii) in the case of in the case of limbs (a) or (d) of the definition of Adjustment Event be put the same economic position they would have been had they participated in such Adjustment Event.

11.4

In respect of each Adjustment Event involving the issue of Shares at a price less than the Subscription Price, the Company shall determine the adjustments to the number of Warrant Shares and/or the Subscription Price that are necessary in order that the Warrants be adjusted in the same manner as is applicable (if at all) to any Share in the same class and series of Shares as the Warrant Shares, as provided for in the Articles, the Shareholders’ Agreement or other agreement relating to the Company, assuming for the purpose of calculating the adjustment to be made in accordance with this clause 11.4, that the Warrant shall have been exercised in full into such class and series of Shares immediately prior to each Adjustment Event.

EXECUTION VERSION

11.5

If the Articles contain Pay to Play provisions and the Pay to Play provisions are triggered, the Warrantholder shall be deemed to have ‘played’ and participated (to the fullest extent possible) in the further equity financing of the Company. For example, if a holder of Series B Shares would receive a superior class of Share if it participated in the Pay to Play (the “Superior Shares”), then the Warrant Shares outstanding shall, to the extent required by the Warrantholder, automatically convert into the equivalent number of Superior Shares.

12.	INFORMATION AND RIGHTS OF THE WARRANTHOLDER

12.1	The Company shall:

12.1.1

send to the Warrantholder a copy of its annual reports and audited accounts together with all documents required by law to be annexed to that report simultaneously upon delivering such documents to the holders of the relevant class of Warrant Shares and, in any event, not later than four months following the end of the financial period to which they relate;

12.1.2	send to the Warrantholder copies of any statements, notices or circulars sent to all holders of the Shares;

12.1.3	give to the Warrantholder not less than 30 days’ prior written notice of its intention to declare or pay a dividend or other distribution on the Shares;

12.1.4

if and to the extent the Warrantholder has a co-investment right as set out in clause 19, provide to the Warrantholder any term sheet or letter of intent executed by the Company in relation to any equity financing in which the Company or any Group Company proposes to issue or sell any of its Shares, such term sheet or letter of intent to be provided as soon as reasonably practicable and in any event no later than 10 days upon having been executed by the Company; and

12.1.5

provide the Warrantholder with such other documents and other information (including, but not limited to, information relating to the share capital of the Company, business plans, forecasts and other financial information relating to the Company and each Group Company) simultaneously with providing such information to all holders of the relevant class of Warrant Shares and also provide the Warrantholder with such other information that the Warrantholder requires (acting reasonably) to enable it to comply fully with any reporting the Warrantholder may have.

12.2

The Warrantholder may attend all general meetings of members of the Company and meetings of the holders of Shares but may not vote or voice its opinion at those meetings by virtue of or in respect of their holdings of Warrants.

12.3

The Company will grant the Warrantholder the right to have a representative to meet with its managing director and finance director once each half-year until the Final Date to review and discuss the operating performance and financial condition of the Group. The Company agrees (and shall procure that each Group Company agrees) to give notice of all board meetings to the Warrantholder at the same time as to its Directors together with copies of all documentation circulated to Directors in connection with such board meeting.

12.4

The Warrantholder shall keep confidential any information relating to the Company which is received by it in its capacity as the Warrantholder which is of a confidential nature and the Company and the Warrantholder shall keep confidential the terms of this agreement, in each case except:

EXECUTION VERSION

12.4.1	as may be required by law, a court of competent jurisdiction or any governmental or regulatory authority;

12.4.2	to the extent the relevant information is already in the public domain through no default of the discloser; and

12.4.3

the Warrantholder will be entitled to divulge such information to its employees, officers, representatives, advisers, limited partners, manager, shareholders, investors or funders and to any proposed transferee of Warrants on the same terms as to confidentiality.

13.	COMPANY UNDERTAKINGS

For so long as Subscription Rights may be exercised, the Company irrevocably undertakes it will:

13.1.1

keep available for allotment and issue and free from pre-emptive rights any other encumbrances from its duly authorised and unissued share capital, such number of Warrant Shares as will enable the Subscription Rights to be satisfied in full;

13.1.2

ensure that the Directors have all necessary authorisations and disapplications of pre-emption rights (including under the Companies Act) to allot and issue such number of Warrant Shares as will enable the Subscription Rights to be satisfied in full at any time;

13.1.3

not make any issue of Shares or equity securities (other than Exempted Issuances) unless the Warrantholder are entitled to participate in the issue on the same terms as any other holder of the relevant class of Warrant Shares and in the same proportion as the number of Warrant Shares to be allotted on exercise of the outstanding Subscription Rights in full bears to then issued share capital of the Company;

13.1.4	ensure that, upon the completion of an IPO that:

13.1.4.1

as part of the IPO, all Warrant Shares arising on exercise of the Subscription Rights or any other Share arising on conversion of the same are admitted for trading on the IPO, it being understood that the Warrantholder may be required to commit to customary lock-ups on the same terms as all other holders of the relevant class of Warrant Shares; and

13.1.4.2

unless determined by the sponsor to the IPO in relation to all holders of Shares, the Warrantholder is given the opportunity to participate pro rata as vendor in any offer for sale or placing connected with such IPO and the Warrantholder is given freedom to deal fully with its holding of Warrant Shares arising on exercise of the Subscription Rights;

13.1.5

procure that on a proposed Share Sale, an offer is also made by the proposed purchaser, at the same time as any offer is made to holders of the Shares of the same class or series as the Warrant Shares, to the Warrantholder to buy all of the Warrant Shares arising on exercise of the Subscription Rights on the same terms as those on which it is proposing to acquire Shares of the same class or series as the Warrant Shares;

EXECUTION VERSION

13.1.6

procure in the event of an Exit Event that the Warrantholder shall (i) only be required for the purpose of, or in connection with, such event to make representations and warranties to their ownership of title to their Allotted Shares and their capacity to sell such Shares, as are customary for transactions of the nature of the proposed Exit Event; and (ii) shall not be required to enter into any restrictive covenant (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the proposed Exit Event) or any release of claims other than a release in customary form of claims arising solely in the Warrantholder’s capacity as a Shareholder;

13.1.7

not alter the Articles or the Shareholders’ Agreement relating to the Company in any way or put in place arrangements which would adversely affect the rights of the Warrant Shares in a manner which is disproportionate to holders of the same class of Shares as the Warrant Shares;

13.1.8

ensure that, if a dividend or other distribution on any class or series of Shares (excluding, for the avoidance of doubt, any directed acquisitions or redemptions of the Company’s own shares) is declared or paid prior to exercise of Subscription Rights, the Subscription Price is reduced by an amount equal to the amount which the Warrantholder would have received per Share by way of dividend or other distribution had they exercised their Subscription Rights in full prior to the record date for such declaration or payment of dividend or other distribution is made (and, if applicable, having converted into the class or series of Share on which the dividend or other distribution has been declared or paid);

13.1.9

pay all expenses in connection with, and all taxes and other governmental charges that may be imposed on the Company with respect to, the entry into of this agreement and the issue or delivery of Warrant Shares upon exercise of the Subscription Rights;

13.1.10

use reasonable efforts to provide for and facilitate the sale of the Warrant Shares in any investment rounds or secondary sale of Shares upon written confirmation by the Warrantholder(s) of such Warrantholder’s desire to exercise its Subscription Rights for purposes of selling the Warrant Shares in connection with such investment round or secondary sale but only to the extent that any other holder of the Shares of the same class or series as the Warrant Shares is entitled to sell their Shares in such round or secondary sale; and

13.1.11

to the extent the Company closes any round of Convertible Debt or a Future Round and where such round provides for the issue of warrants or other rights to subscribe for Shares to the participants in such round as part of the investment terms at an exercise or subscription price (or the equivalent) which is less than the price paid for Shares issued in such round of Convertible Debt or Future Round (the “Investor Warrants”), the Company shall grant to the Warrantholder warrants or other rights to subscribe for Shares on the same or substantially similar terms to the Investor Warrants on the assumption that the Warrantholder participated in such round of Convertible Debt or Future Round in an amount equal to the aggregate Subscription Price for all then outstanding Subscription Rights.

14.	NON-CASH EXIT EVENT

14.1

In the event of an Exit Event where the consideration to be received by Shareholders holding the same class of Share as the Warrant Shares does not consist (i) solely of cash; or, where the Warrantholder has previously notified the Company in writing that it is able to hold Liquid Securities, (ii) solely of Liquid Securities or a combination of cash and Liquid Securities (a “Non-Cash Exit Event”), the Company shall prior to the closing of such Exit Event, acting in good faith, request (and use reasonable endeavours to procure) the acquiring, surviving or successor entity or, at the election in writing of the Warrantholder,

EXECUTION VERSION

a parent undertaking of such entity (the “Buyer”) to assume the obligations under this agreement such that the Warrants shall thereafter be exercisable over the Buyer for the same or equivalent shares or other securities and the same or equivalent rights (including economic rights) in respect thereof as the Warrantholder is entitled to pursuant to this agreement and if the Buyer agrees, the Buyer shall grant or otherwise issue replacement warrants to the Warrantholder prior to the closing of such Non-Cash Exit Event over equivalent shares or other securities in the Buyer, setting out the new terms.

14.2	Upon the grant (or issue) of such new warrants in the Buyer pursuant to clause 14.1 in a form satisfactory to the Warrantholder, the Warrants shall lapse.

14.3

If the Buyer is not requested by the Company, or if the Buyer refuses to issue replacement warrants to the Warrantholder, in accordance with clause 14.1, then (i) the Warrantholder may elect to exercise any unexercised Subscription Rights prior to the closing of the Non-Cash Exit Event in accordance with clause 6; or (ii) the Warrantholder may notify the Company that it wishes to cancel this agreement, whereupon the Company shall pay to the Warrantholder) as soon as reasonably practicable after it becomes possible, but in any event no later than concurrently with the consummation of the corresponding Non-Cash Exit Event an aggregate amount in cash equal to the Minimum Value. Upon receipt of payment by the Warrantholder of such amount this agreement shall be cancelled and the Warrants shall lapse.

15.	CASH SETTLEMENT EVENT

15.1

Upon the occurrence of a Cash Settlement Event, the Warrantholder shall have the right (but not the obligation) to receive, directly from the Company or the third party participating in the Cash Settlement Event for such purpose, in lieu of the exercise of the Warrant, an amount in cash (the “Cash Settlement Event Payment”) equal to the Aggregate Cash Settlement Value immediately following the occurrence of the Cash Settlement Event, less the Aggregate Subscription Price.

15.2	Promptly after becoming aware that there will be a potential or imminent Cash Settlement Event, the Company shall send to the Warrantholder a notice informing the Warrantholder of:

15.2.1	details of the nature of the Cash Settlement Event, to the extent available;

15.2.2	the earliest anticipated date on which such Cash Settlement Event could occur;

15.2.3	the Fully Diluted Share Capital (i) at the time of delivery of the Cash Settlement Event Notice; and (ii) as anticipated it will be immediately prior to the occurrence of the Cash Settlement Event;

15.2.4	the number of Warrant Shares that would be issued to the Warrantholder if all the Subscription Rights were exercised immediately prior to the occurrence of the Cash Settlement Event; and

15.2.5

any other information available to the Company that is or may be relevant to the Warrantholder in connection with the Cash Settlement Event for the purpose of deciding whether to exercise its right to the Cash Settlement Event Payment provided for in this clause (the “Cash Settlement Event Notice”).

15.3

The Company shall, as soon as reasonably practicable after it becomes possible, send the Cash Settlement Event Notice to the Warrantholder at least 21 days prior to the scheduled date of the Cash Settlement Event, or, if the Company has no prior knowledge of the Cash Settlement Event, as soon as it becomes aware of the Cash Settlement Event. The Warrantholder agrees that the aforementioned deadline may be reduced due to the circumstances of the Cash Settlement Event, provided that such reduction of the deadline is beyond the control of the Company and provided that the Warrantholder has, in any event, a reasonable time to assess the relevant Cash Settlement Event for the purposes of this clause 15.3 having regard to the characteristics and circumstances of the Cash Settlement Event.

EXECUTION VERSION

15.4

The Company shall send to the Warrantholder all information of which it becomes aware in connection with the Cash Settlement Event, including, without limitation, the likelihood of such Cash Settlement Event occurring and any change in the anticipated terms or timing thereof. The Company will keep the Warrantholder regularly informed of any changes or other relevant circumstances in connection with the Cash Settlement Event and any other circumstances that may affect the Warrantholder’s decision to exercise its Subscription Rights.

15.5

The Warrantholder shall notify the Company of the exercise of its right to receive the Cash Settlement Event Payment as provided in this clause 15.5 as soon as possible and, in any event, within 5 Business Days of the receipt of the Cash Settlement Event Notice from the Company.

15.6

In the event of exercise by the Warrantholder of its right to the Cash Settlement Event Payment, the Company or, if applicable, and provided that the Warrantholder agrees, the third party that participated in the Cash Settlement Event, shall pay the Cash Settlement Event Payment to the Warrantholder as soon as possible and, in any event, concurrently with, and as a condition to, the consummation of the corresponding Cash Settlement Event, it however being understood that in case the Cash Settlement Event is an IPO and the holders of the relevant class of Warrant Shares are subject to a lock-up following an IPO, the Cash Settlement Event Payment shall be paid as soon as possible following the termination of such lock-up. The Cash Settlement Event Payment (less the Aggregate Subscription Price which would have been payable on such Cash Settlement Event Payment had the Warrantholder otherwise exercised the Warrant) shall be made by wire transfer of immediately available funds to an account designated in writing by the Warrantholder.

15.7

The Cash Settlement Event Payment shall be made without charge to the Warrantholder in respect of any taxes, expenses or other costs incurred by the Company or its Shareholders in connection with such payment, notwithstanding any costs or taxes that are applicable by law solely to the Warrantholder, which shall be borne by the Warrantholder.

16.	LIQUIDATION

16.1

If an order is made or an effective resolution is passed for the winding-up or dissolution of the Company or if any other dissolution of the Company by operation of law is to be effected whist any Subscription Rights remain exercisable, then the provisions of clause 16.2 or, as the case may be, clause 16.3 shall apply.

16.2

If the winding-up or dissolution is for the purpose of a reorganisation or restructuring (Fi. yrityssaneeraus) sanctioned by Consent, the terms of the scheme of arrangement will be binding on the Warrantholder.

16.3

If clause 16.2 does not apply, the Company shall immediately notify the Warrantholder in writing that such an order has been made or resolution has been passed or other dissolution is to be effected. The Warrantholder shall be entitled at any time within three months after the date such notice is given to elect by notice in writing to the Company to be treated as if they had, immediately before the date of the making of the order or passing of the resolution or other dissolution, exercised the Subscription Rights (to the extent not previously exercised) and they shall be entitled to receive out of the assets which would otherwise be available in the liquidation to the holders of the same class of Share as the Warrant Shares, such a sum, if any, as they would have received had they been the holders of and paid for the Warrant Shares to which they would have become entitled by virtue of such exercise, after deducting from such sum the amount which would have been payable by them in respect of the Warrant Shares if they had exercised such Subscription Rights. Nothing contained in this clause 16.3 shall have the effect of requiring the Warrantholder to make any actual payment to the Company.

EXECUTION VERSION

17.	COMPANY REPRESENTATIONS AND WARRANTIES

17.1	The Company represents and warrants to the Warrantholder that at as at the date of this agreement:

17.1.1	the Lowest Price Paid for a Series B Share is EUR 474.86;

17.1.2	the Series B Shares do not have a nominal value;

17.1.3

the Company is duly authorised to enter into the agreement and the obligations of the Company under this instrument constitute and impose valid legal and binding obligations on the Company fully enforceable in accordance with its terms;

17.1.4	the Company has the requisite power and authority to issue the Warrant Shares free from any pre-emption rights of any other person;

17.1.5

the Company is a limited liability company duly incorporated and validly existing in all respects under the laws of Finland and has the power and authority to own its assets and to carry on its business in Finland as it is now being conducted;

17.1.6

the Company has supplied the Warrantholder with true, complete, accurate and up to date copies of the Articles and the Shareholders’ Agreement (or similar) relating to the regulation of the Company’s affairs with its Shareholders or which otherwise may affect the Warrants, the Warrant Shares and a Warrantholder’s subscription for Warrant Shares; and

17.1.7	the information contained in Schedule 3 is true, accurate and complete.

17.2	The Company further represents and warrants to the Warrantholder that:

17.2.1

any information it provides to the Warrantholder after the date of and pursuant to this agreement and which relates to the Company will, to the knowledge of the Company, be true and accurate in all material respects at the time it is delivered;

17.2.2

none of the Company, any of the Group Companies, any director, officer or employee of the Company or any other Group Companies, nor, to the knowledge of the Company, any agent, Shareholder (or any ultimate beneficial owner thereof) or representative of the Company or any other Group Companies, is or are a Sanctioned Person or currently the subject or target of any applicable Sanctions nor is, has been, or is engaged in any transaction, activity or conduct that has been in breach of Sanctions or a Sanctioned Person, nor to its knowledge has any such person received written notice of any claim, action, suit, proceedings or investigation involving it with respect to applicable Sanctions;

17.2.3

the Company and each other Group Company and each of their respective directors, officers, employees, and to the knowledge of the Company, their agents and representatives, is and are and have conducted their business in compliance with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions;

17.2.4

none of the Company, each Group Company nor their respective directors, officers, employees, nor to the knowledge of the Company, their respective agents or representatives is an individual or entity that is, or is owned or controlled by persons that are: (i) the subject or target of any Sanctions or Anti-Corruption Laws; or (ii) located, organised or resident in a country or territory that is, or whose government is, the subject of Sanctions, including, without limitation, the Designated Jurisdictions;

EXECUTION VERSION

17.2.5	no proceeds or transaction contemplated by this agreement will violate applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions; and

17.2.6

the Company and each other Group Company have instituted and maintain in effect policies and procedures reasonably designed to ensure compliance by the Company and each other Group Company and their respective directors, officers, employees, agents and representatives with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

18.	COMPANY REORGANISATIONS – EXCHANGE OF WARRANTS

18.1	A company reorganisation occurs if there is a qualifying exchange of shares so that a company (the “New Holding Company”) acquires all the Shares and the following conditions are met:

18.1.1	consideration for all the Shares (the “Old Shares”) consists wholly of shares (“New Shares”) in the New Holding Company;

18.1.2	that New Shares are issued in consideration of Old Shares only at times when there are no issued shares in the New Holding Company other than:

18.1.2.1	shares subscribed for in connection with the establishment of the New Holding Company by its establishing shareholder(s);

18.1.2.2	New Shares previously issued in consideration of Old Shares;

18.1.3	consideration for New Shares is of Old Shares of the same class or series and carrying the same rights; and

18.1.4	New Shares are issued to the holders of Old Shares in proportion to their holding.

18.2

Where there is a company reorganisation, and unless the Warrantholder agree otherwise in writing, the Company shall procure the grant to the Warrantholder of new warrants over the share capital of the New Holding Company, the Company shall procure such new Warrants are granted with equivalent rights (including economic rights) and on terms applying in this agreement mutatis mutandis.

19.	CO-INVESTMENT RIGHT

19.1

Save for an Exempted Issue, the Company shall (and shall procure that each Group Company shall), for as long as the loan made pursuant to the Loan Agreement remains outstanding, not make any issue of Shares or any other equity security or equity instrument (including, but not limited to, Convertible Debt) for the purpose of raising funds (a “Fundraising”) unless the Warrantholder is entitled, in its absolute discretion, to invest in the Fundraising on the same terms as any other participants up to the higher of:

19.1.1	€10,000,000; and

19.1.2	10% of the aggregate amount to be raised by the Company (or relevant Group Company) in the Fundraising.

19.2

If and to the extent that the terms of any issue of the Fundraising require such Shares, securities or instrument to be issued otherwise than for cash, the Warrantholder shall be entitled to subscribe in cash for such Shares, other securities or instrument to the same value (as agreed by the Warrantholder and the Company or failing such agreement, as determined by the Auditors) for each such Share, other securities or instrument.

EXECUTION VERSION

20.	NOTICES

Any notice to the Warrantholder required for the purpose of any provision of this agreement shall be given in accordance with the provisions of paragraphs 11 to 15 (inclusive) of Schedule 2.

21.	COSTS AND EXPENSES

21.1

The Company shall as soon as reasonably practicable, and in event no later than 15 Business Days of demand, pay to the Warrantholder, the reasonable legal expenses plus any applicable VAT and reasonable disbursements (subject to pre-agreed caps and relevant assumptions) incurred by the Warrantholder in connection with:

21.1.1	the negotiation, execution, preparation and perfection of this agreement and the transactions contemplated hereby and thereby;

21.1.2	any amendment or supplement to this agreement, requested by the Company or any proposal by the Company for such an amendment to be made; and

21.1.3	any consent or waiver requested by Company from the Warrantholder concerned under or in connection with this agreement or any request for such a consent or waiver.

21.2

The Company shall as soon as reasonably practicable, and in event no later than 15 Business Days of demand, pay to the Warrantholder, the reasonable legal expenses plus any applicable VAT and reasonable disbursements incurred by the Warrantholder in connection with any steps taken by the Warrantholder in good faith with a view to the protection, exercise and/or enforcement of any right or interest created by this agreement or for any similar purpose.

22.	NO IMPAIRMENT

The Company shall not, by amendment of the Articles, the Shareholders’ Agreement and/or any other agreement relating to the Company or through the repayment or redemption (rather than conversion) of Convertible Debt, or through any reorganisation, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this agreement and in the taking of all such necessary action as may reasonably be requested by the Warrantholder in order to protect the exercise rights of the Warrantholder against impairment, consistent with the terms and purpose of this agreement.

23.	WAIVER

A waiver of any provision of this agreement must be in writing and can only be given with the prior written agreement of the Warrantholder and the Company. No waiver shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

EXECUTION VERSION

24.	DAMAGES NOT AN ADEQUATE REMEDY

The Company acknowledges and agrees that damages may not be an adequate remedy for breaches of this agreement and that the Warrantholder shall be entitled (without prejudice to its other rights and remedies) to seek the equitable remedies of injunction and specific performance.

25.	SEVERABILITY

If any term or provision of this agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

26.	GOVERNING LAW AND JURISDICTION

26.1

The provisions of this agreement and the Conditions and any dispute or claim arising out of or in connection with them (including any dispute or claim relating to non-contractual obligations) shall be subject to and governed by Finnish law

26.2

Any dispute, controversy or claim arising out of or relating to this agreement, or the breach, termination or validity thereof shall be finally and exclusively settled by arbitration in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The number of arbitrators shall be three (3). The seat of arbitration shall be Helsinki, Finland. The language to be used in the arbitral proceedings shall be English. The Emergency Arbitrator provisions shall not apply.

IQM FINLAND OY		KREOS CAPITAL VII AGGREGATOR SCSP

	/s/ Jan Goetz		/s/ Mark Collins
By:	Jan Goetz	By:	Mark Collins
	(Authorised Signatory)		(Authorised Signatory)

EXECUTION VERSION

SCHEDULE 1: FORM OF EXERCISE NOTICE

Exercise Notice

To:	The Directors

IQM FINLAND OY (“Company”)

This notice is issued pursuant to the warrant agreement [originally] entered into by the Company and Kreos Capital VII Aggregator SCSp on 23 December 2025, as may be amended from time to time (“Warrant Agreement”). Words and expressions used in this notice which are defined in the Warrant Agreement have the meanings given to them in the Warrant Agreement.

By this notice we exercise the Subscription Rights appertaining to [all] [insert number] of the Warrants held by us [conditional only on the occurrence of the Exit Event specified in the Exit Notification which you sent us dated [●]].

We wish to satisfy the Aggregate Subscription Price for the Warrant Shares in respect of the Subscription Rights we are exercising as follows [delete options as necessary]:

1.	[by payment by banker’s draft, we attach a banker’s draft to this notice;]

2.	[by delivering a [written] undertaking in accordance with clause [6.3.2] of the Warrant Agreement, a copy of such signed undertaking is attached to this notice; or]

3.	by satisfying the Aggregate Subscription Price by electing to receive a reduced number of Warrant Shares, in accordance with clause 6.3.3.

We direct the Company to allot [conditional only on the above] the [number] of [• [Preference] Shares] [other class of share] to be issued pursuant to this exercise in the following numbers to the following proposed allottees, each of which is either a Warrantholder, a nominee or trustee of a Warrantholder, or a transferee of one of those persons permitted in accordance with clause 8.1 of the Warrant Agreement.

Number/percentage of shares	Name of proposed allottee	Address of proposed allottee

1.

2.

Signature of Warrantholder:

Full name:

Address:

EXECUTION VERSION

SCHEDULE 2: CONDITIONS

1.	An accurate register of entitlement to the Warrants will be kept and maintained at all times by the Company at its registered office (“Register”) and there shall be entered in the Register:

1.1	the name and address of the person for the time being entitled to be registered as the holder of the Warrants;

1.2	the number of Warrants held for the time being by the registered holder; and

1.3	the date on which the name of the registered holder is entered in the Register in respect of the Warrants in its name.

2.

Any change in the name or address of the Warrantholder shall promptly be notified to the Company which shall cause the Register to be altered accordingly without delay. The Warrantholder or and any person authorised by the Warrantholder shall be at liberty to request a copy of (certified by a Director as a true copy of the original) and/or to inspect the Register and to take copies of or extracts from it or any part of it.

3.

The Company shall be entitled to treat the Warrantholder as the absolute owner of a Warrant and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in a Warrant on the part of any other person, whether or not it shall have express or other notice of such a claim.

4.

The Warrantholder will be recognised by the Company as entitled to the Warrants free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate holder of the Warrants.

5.

Each transfer of a Warrant shall be made by a transfer agreement in the usual or common form approved by the Company (acting reasonably and without undue delay) or in any other form which may be approved for the time being by the Company (acting reasonably and without undue delay).

6.

The transfer agreement of a Warrant shall be executed by or on behalf of the transferor, the transferee and the Company (acting reasonably and without undue delay). The transferor shall be deemed to remain the holder of the Warrant until the name of the transferee is entered in the Register in respect of the Warrant being transferred.

7.

The Directors may decline to recognise any transfer of a Warrant unless the transfer has been made in accordance with this agreement and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer has been duly presented to the Company.

8.	No fee shall be charged for any registration of a transfer of a Warrant or for the registration of any other documents which in the opinion of the Directors require registration.

9.	The registration of a transfer shall be conclusive evidence of the approval by the Directors of such a transfer.

10.

The Warrantholder shall register with the Company an address in the United Kingdom or Finland and an email address to which notices can be sent. If the Warrantholder fails to register an address in the United Kingdom or Finland and/or an email address with the Company, the Company shall use all reasonable endeavours to contact the Warrantholder to request it provides such address and email address. If the Warrantholder fails to comply with any such request and/or the Company fails to contact the Warrantholder despite using it reasonable endeavours to do so, notice may be given to the Warrantholder by sending it by personal delivery or prepaid letter by first class (or the equivalent) post to the Warrantholder’s last known registered office or, if none, to its last known registered place of business or residence.

EXECUTION VERSION

11.

Notices and other communications to the Warrantholder may be given by personal delivery, prepaid letter by first class (or the equivalent) post or, where an email address has been provided by the Warrantholder to which notices can be sent, email. Notices and other communications to the Company may be given by personal delivery, prepaid letter by first class (or the equivalent) post to its registered office or by email to the address of the Chief Executive Officer, Chief Financial Officer, General Counsel (or equivalent) and/or any director of the Company. In proving service of any notice or other communication sent by post, it shall be sufficient to prove that the envelope containing the notice or other communication was properly addressed and stamped and was deposited in a post box or at the post office.

12.	A notice or other communication given pursuant to the provisions of paragraph 11 of this Schedule 2 shall be deemed to have been served:

12.1	at the time of delivery, if delivered personally;

12.2	on the second Business Day following its posting, if sent to an address in Finland or the United Kingdom or otherwise on the fifth Business Day following its posting;

12.3	at the time of transmission, if sent by email.

13.

All notices and other communications with respect to Warrants standing in the names of joint registered holders shall be given to whichever of such persons is named first in the Register and such notice so given shall be sufficient notice to all the registered holders of such Warrants.

14.

Any person who, whether by operation of law, transfer or other means whatsoever, shall become entitled to any Warrant, shall be bound by every notice in respect of such Warrant which, prior to its name and address being entered on the Register, shall have been duly given to the person from which it derives its title to such Warrant.

15.

When a given number of days’ notice or notice extending over any other period is required to be given, the day of service shall be included but the day upon which such notice will expire shall not be included in such number of days or other period. The signature to any notice to be given by the Company may be written or printed.

EXECUTION VERSION

SCHEDULE 3: FULLY DILUTED SHARE CAPITAL OF THE COMPANY

IMMEDIATELY PRIOR TO ENTRY INTO THIS INSTRUMENT

EXECUTION VERSION

SCHEDULE 4 : EXAMPLE CALCULATION OF SUBSCRIPTION PRICE FOR

FUTURE ROUND SHARES WHERE DEBT IS CONVERTED INTO FUTURE

ROUND SHARES

Example facts:

•	Principal amount of debt to be converted is €1,000,000.

•	Debt accrues 10% interest which has accrued for one year, and therefore €100,000 of interest is owed. Interest is also to convert.

•	Debt and interest convert at a 10% discount to price to be paid for future round shares (the “Future Round Price”).

•	The Future Round Price is €5 per share.

The Subscription Price for the purpose of this instrument =

where

N = number of Future Round Shares to be issued on conversion of debt (including interest)

EXECUTION VERSION

SCHEDULE 5: OPTION TERMS

1.	OPTIO-OIKEUKSIEN MÄÄRÄ, OPTIO-OIKEUKSIEN SUUNTAAMINEN / NUMBER OF OPTION RIGHTS, RIGHT TO OPTION RIGHTS

Optio-oikeuksia annetaan yhteensä 10,530 kappaletta, joista jokainen oikeuttaa merkitsemään yhden IQM Finland Oy:n (y-tunnus 2912625-6) (Yhtiö) antaman uuden E-osakkeen.

Optio-oikeudet annetaan Kreos Capital VII Aggregator SCSP:lle. Optio-oikeudet annetaan vastikkeetta, ja merkitään allekirjoittamalla erillinen merkintävahvistus. Optio-oikeuksien saamisen edellytyksenä on, että optio-oikeuksien haltija allekirjoittaa Yhtiön kanssa erillisen optio-oikeuksia koskevan sopimuksen (“Warranttisopimus”) optio-oikeuksien merkinnän yhteydessä. Optio-oikeuksien antamiselle on yhtiön kannalta painava taloudellinen syy, koska optio-oikeudet on tarkoitettu osaksi yhtiön neuvottelemaa rahoituspakettia.

Optio-oikeuksia saa luovuttaa kolmannelle tai pantata vain Warranttisopimuksen mukaisesti.

A total of 10,530 option rights are issued, each of which entitles to subscribe for one new class E share issued by IQM Finland Oy (the Company) (business identity code 2912625-6).

The option rights are issued to Kreos Capital VII Aggregator SCSP. The option rights are issued free of charge and subscribed for by signing a separate subscription confirmation. In order to be entitled to receive the option rights the holder is required to sign a separate warrant agreement with the Company (“Warrant Agreement”) in connection with the subscription of the option rights. The Company has a weighty financial reason for the issue of option rights, since the option rights form part of the financing arrangement negotiated by the Company.

The option rights cannot be transferred or pledged to a third party other than in accordance with the Warrant Agreement.

2.	OSAKKEIDEN MERKINTÄHINTA / SHARE SUBSCRIPTION PRICE

Kunkin optio-oikeudella merkittävän E-osakkeen merkintähinta on 474,86 euroa. Osakkeiden merkintähinta perustuu Yhtiön E-sarjan osakkeista rahoitusjärjestelyn yhteydessä maksettuun hintaan.

The share subscription price for each series E share subscribed for by virtue of an option right is EUR 474.86. The subscription price of the shares is based on the price paid for the Company’s Series E share during a financing arrangement.

3.	OSAKKEIDEN MERKINTÄ JA MAKSU / SHARE SUBSCRIPTION AND PAYMENT

Optio-oikeuksilla merkittävien osakkeiden merkintäaika alkaa välittömästi niiden antamisen jälkeen ja päättyy kymmenen (10) vuoden kuluttua merkintäajan alkamisen jälkeen. Merkintähinta on maksettava Yhtiölle osakkeiden merkinnän yhteydessä. Osakkeiden merkintähinta merkitään kokonaisuudessaan Yhtiön sijoitetun vapaan pääoman rahastoon. Yhtiön hallitus päättää kaikista osakkeiden merkintään liittyvistä käytännön menettelytavoista.

The share subscription period for the option rights shall commence immediately upon issuance and shall end ten (10) years thereafter. The subscription price shall be paid to the Company in connection with the subscription of the shares. The subscription price of the shares will be fully recorded in the Company’s reserve for invested unrestricted equity. The Company’s board of directors will decide on all practical procedures related to the subscription of shares.

EXECUTION VERSION

4.	OSAKKEENOMISTAJAN OIKEUDET / SHAREHOLDER RIGHTS

Uudet osakkeet oikeuttavat osinkoon siltä tilikaudelta alkaen, jonka aikana osakkeet on merkitty. Muut osakkeenomistajan oikeudet alkavat osakkeiden rekisteröimisestä alkaen.

The new shares shall be entitled to dividend starting from the financial period during which the shares have been subscribed. The other shareholder rights shall commence when the shares have been registered with the Trade Register.

5.	OSAKEANNIT, OPTIO-OIKEUDET JA MUUT OSAKKEISIIN OIKEUTTAVAT ERITYISET OIKEUDET ENNEN OSAKEMERKINTÄÄ / SHARE ISSUES, OPTION RIGHTS AND OTHER SPECIAL RIGHTS ENTITLING TO SHARES BEFORE SHARE SUBSCRIPTION

Mikäli Yhtiö ennen osakemerkintää päättää osakeannista tai uusien optio-oikeuksien tai muiden osakkeisiin oikeuttavien erityisten oikeuksien antamisesta, sillä ei ole vaikutusta optio-oikeuden haltijan asemaan. Edellä mainitusta poiketen, mikäli Yhtiö antaa uusia osakkeita, optio-oikeuksia tai muita osakeyhtiölain 10 luvun 1 §:ssä tarkoitettuja erityisiä oikeuksia osakkeenomistajille vastikkeettomasti näiden merkintäetuoikeuden mukaisessa suhteessa, joko optio-oikeuksien nojalla merkittävien osakkeiden määrää tai merkintähintaa tai molempia muutetaan siten, että optio-oikeuden haltijaa kohdellaan yhdenvertaisesti osakkeenomistajien kanssa hallituksen päättämällä tavalla.

Should the Company decide on an issue of shares or an issue of new option rights or other special rights entitling to shares before the exercise of the option rights, it shall have no impact on the position of the holder of the option rights. Notwithstanding the foregoing, if the Company issues new shares, option rights or other special rights referred to in Chapter 10, Section 1 of the Finnish Companies Act without consideration to shareholders in proportion to their pre-emptive subscription rights, either the number of the shares that may be subscribed for with the option rights, the subscription price or both shall be adjusted such that the option holder is treated equally with the shareholders, as determined by the board of directors.

6.	OIKEUDET ERÄISSÄ ERITYISTAPAUKSISSA / RIGHTS IN CERTAIN CASES

Mikäli Yhtiö alentaa osakepääomaansa jakamalla osakepääomaa osakkeenomistajille tai jakaa varoja osakkeenomistajille joko vapaan oman pääoman rahastosta tai osinkona, kohdan 2 mukaista E-osakkeen merkintähintaa muutetaan vastaavassa suhteessa siten, että optio-oikeuden haltijan asema saatetaan samaan tilanteeseen, joka se olisi ilman sanottua varojenjakoa. Sama koskee Yhtiön omien osakkeiden hankkimista tai lunastamista ja/tai optio-oikeuksien tai muiden osakkeisiin oikeuttavien erityisten oikeuksien hankkimista.

Mikäli Yhtiö ennen E-sarjan osakkeiden osakemerkintää asetetaan selvitystilaan, varataan optio-oikeuksien haltijoille tilaisuus käyttää osakemerkintäoikeuttaan Yhtiön hallituksen asettamana määräaikana, mikäli optio-oikeudet muutoin ovat näiden erityisiä oikeuksia koskevien ehtojen mukaisesti käytettävissä ennen selvitystilamenettelyiden aloittamista. Mikäli Yhtiö ennen osakemerkintää poistetaan rekisteristä, on optio-oikeuden haltijalla sama tai yhdenvertainen oikeus osakkeenomistajan kanssa.

EXECUTION VERSION

Mikäli Yhtiö päättää sulautua sulautuvana yhtiönä toiseen yhtiöön tai kombinaatiofuusiossa muodostuvaan uuteen yhtiöön tai päättää jakautua kokonaisuudessaan, tai jos Yhtiö siirtää kotipaikkansa osakeyhtiölain 17 a luvun 1 §:n mukaisesti, annetaan optio-oikeuksien haltijalle oikeus merkitä osakkeet Yhtiön hallituksen asettamana määräaikana ennen sulautumista, jakautumista tai kotipaikan siirtoa. Tämän ajan jälkeen merkintäoikeutta ei ole. Edellä mainitusta poiketen, mikäli optio-oikeuksien haltijalle annetaan sulautumisen, jakautumisen tai kotipaikan siirron yhteydessä uusia optio-oikeuksia tai muita osakkeisiin kohdistuvia erityisiä oikeuksia, joiden taloudellinen arvo ei ole tällaisen transaktion täytäntöönpanohetkellä olennaisesti huonompi kuin olemassa olevien optio-oikeuksien, optio-oikeuksien haltijalla ei kuitenkaan ole edellä mainittua oikeutta osakkeiden merkintään. Edellä mainituissa tilanteissa optio-oikeuksien haltijalla ei ole oikeutta vaatia Yhtiötä lunastamaan optio-oikeutensa niiden käypään arvoon osakeyhtiölain mukaisesti. Sulautumisilla, joissa Yhtiö on vastaanottavana yhtiönä, tai osittaisjakautumisilla, ei ole vaikutuksia optio-oikeuksiin.

Mikäli jollekin osakkeenomistajista syntyy ennen osakkeiden merkintäajan päättymistä osakeyhtiölain 18 luvun 1 §:n tarkoittama lunastusoikeus ja -velvollisuus kaikkiin Yhtiön osakkeisiin sen perusteella, että osakkeenomistajalla on yli 90 % Yhtiön osakkeista ja osakkeiden tuottamista äänistä, varataan optio-oikeuden haltijalle tilaisuus käyttää optio-oikeuttaan hallituksen asettamana määräaikana tai optio-oikeuden haltijalla on osakkeenomistajan asemaa vastaava velvollisuus luovuttaa optio-oikeutensa lunastajalle.

Should the Company reduce its share capital by distributing share capital to the shareholders or distribute assets to the shareholders from reserves of unrestricted equity or as dividends, the subscription price of the series E share as set out in Section 2 shall be amended correspondingly such that the position of the holder of the option rights remains the same compared to a situation where such distribution had not taken place. The same shall apply to acquisition or redemption of the Company’s own shares and/or acquisition of option rights or other special rights entitling to shares.

Should the Company be placed in liquidation before the subscription of the series E Shares, the holder of option rights shall be reserved an opportunity to exercise its option rights to the extent that the option rights are exercisable under these terms and conditions of the option rights before the beginning of the liquidation proceedings, during a time period determined by the board of directors of the Company. Should the Company be deleted from the register before the exercise of the option rights, the holder of the option rights shall have the same right as, or an equal right to, that of a shareholder.

Should the Company resolve to merge into another company as the company being acquired or into a company to be formed in a combination merger, or if the Company resolves to be demerged, or if the Company transfer its registered office as referred to in Chapter 17a, Section 1 of the Finnish Companies Act, the holder of option rights shall before the merger or demerger or transfer of registered office be given the right to exercise the option rights within the period of time determined by the board of directors. After such date, no subscription right shall exist. Notwithstanding the foregoing, if the option holder is granted new options or other special rights entitling to shares in connection with such merger, demerger or transfer of registered office, and the economic value of such options or special rights at the time of consummation of such transaction is not substantially less than that of the existing option rights, the option holder shall not have a right to subscribe for shares. In the above situations, the holder of option rights has no right to require that the Company redeem the option rights from it for market value in accordance with the Finnish Companies Act. Mergers where the Company is the acquiring company or partial demergers of the Company shall have no effect on the option rights.

Should a redemption right and obligation in respect of all of the Company’s shares arise on the basis that a shareholder possesses over 90% of the shares and the votes of the Company, as referred to in Chapter 18 Section 1 of the Finnish Companies Act, the holder of the option rights shall be given an opportunity to exercise the option rights within a period of time determined by the board of directors, or the holder of the option rights shall have an equal obligation to that of a shareholder to assign the option rights to the redeemer.

EXECUTION VERSION

7.	MUUT SEIKAT / OTHER MATTERS

Näihin ehtoihin sovelletaan Suomen lakia, lukuun ottamatta sen lainvalintaa koskevia sääntöjä. Optio-oikeuksia koskevat riita-asiat ratkaistaan lopullisesti välitysmenettelyssä Keskuskauppakamarin välityslautakunnan sääntöjen mukaisesti. Välitysoikeus on kolmijäseninen. Välitysmenettelyn paikka on Helsinki ja kieli englanti. Nopeutettua välitysmenettelyä koskevia säännöksiä ei sovelleta.

Hallitus voi erillisellä päätöksellä päättää muutoksista näihin ehtoihin siltä osin, kun muutos on tarpeen Warranttisopimuksen ehtojen noudattamiseksi. Hallitus voi myös päättää sellaisista näihin ehtoihin tehtävistä muutoksista ja täsmennyksistä, joita ei ole pidettävä olennaisina.

These terms and conditions shall be governed by the laws of Finland, excluding its choice of law provisions. Any dispute, controversy or claim arising out of or relating to these terms and conditions, or the breach, invalidity or termination thereof shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The number of arbitrators shall be three. The place of arbitration shall be Helsinki, Finland and the arbitration proceedings shall be conducted in the English language. The Emergency Arbitrator provisions shall not apply.

The board of directors may by virtue of a separate resolution decide on amendments and specifications to these terms and conditions to the extent necessary to adhere to the terms of the Warrant Agreement. The board of directors may further decide on non-essential amendments and specifications to these terms and conditions.

EXECUTION VERSION

SCHEDULE 6 COMPETITORS